Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD SIGNS LETTER OF INTENT TO SELL JERRITT CANYON
(All dollar amounts in U.S. currency)

Reno, Nevada, May 20, 2003 – Meridian Gold Inc.’s subsidiary, Meridian Gold Jerritt Canyon Corporation, and AngloGold (Jerritt Canyon) Corp., have signed a letter of intent regarding the sale of their combined 100% interest of the Jerritt Canyon Joint Venture to a wholly owned subsidiary of Queenstake Resources Ltd. (Queenstake) with an estimated closing date of June 25, 2003.

The terms and conditions of the letter of intent include a non-refundable payment of $250,000 by Queenstake upon signing, followed by an additional payment of $1.25 million and 32 million Queenstake common shares upon closing of the transaction. The letter of intent also contemplates a $6 million deferred payment, payable in six quarterly installments of $1 million beginning June 2005, and approximately $4 million in future royalty payments. Meridian Jerritt Canyon Corp. would be entitled to its 30% share of the consideration for the sale of the Mine.

The letter of intent is conditioned upon Queenstake receiving necessary debt and equity financing, the negotiation, execution and delivery of definitive binding agreements, necessary regulatory and shareholder approvals, and Queenstake’s posting of a $33.5 million reclamation bond to cover existing reclamation obligations at the Mine.

On February 27, 2003, the parties involved in this transaction signed an initial agreement to sell the Jerritt Canyon property. The transaction was not completed at that time. This agreement replaces all earlier conditions.

Meridian Gold Inc. is traded on The Toronto Stock Exchange (MNG) and on the New York Stock Exchange (MDG). For further information on Meridian Gold Inc., please visit our website at www.meridiangold.com, or contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com